Exhibit 1.1

KongZhong Corporation Reports Third Quarter 2016 Unaudited Financial Results

BEIJING, China- December 5, 2016-KongZhong Corporation (NASDAQ: KZ), a leading online game publisher and developer in the PRC, today announced its unaudited financial results for the third quarter of 2016.

Third Quarter 2016 Financial Highlights

●    Total revenues for the third quarter of 2016 were US$40.97 mn, an 11.61% decrease from the second quarter of 2016 but a 6.19% increase from the same period last year.

●    Total gross profit was US$18.97 mn, a 16.32% decrease from the second quarter of 2016 but a 12.24% increase from the same period last year.

●    Net income was US$5.34 mn, with diluted net income per American Depositary Shares ("ADS") of US$0.11.

●    Non-GAAP net income was US$6.17 mn, a 24.91% decrease from the second quarter of 2016 but a 35.90% increase from the same period last year, with Non-GAAP diluted net income per ADS of US$ 0.13 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    As of September 30th 2016, the Company had US$147.08 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash net of a US$64.94 mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$3.96 and HK$8.81 per ordinary share, respectively (or US$10.59 mn and US$13.70 mn, respectively) as of September 30th 2016, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$3.47 and HK$10.10 per ordinary share, respectively (or US$9.27 mn and US$15.70 mn, respectively) as of June 30th 2016.

Business Highlights

●    The Company will continue to concentrate its efforts in Internet Games and Mobile games around its War Saga game platform, China's leading military genre online game platform.

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2016	2016
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	38,579	46,348	40,969
Internet Games	23,745	32,929	29,953
Mobile Games	2,679	5,430	5,329
WVAS	12,155	7,989	5,687

Cost of Revenues	21,676	23,675	21,997
Internet Games	11,038	14,053	13,807
Mobile Games	1,607	3,133	3,567
WVAS	9,031	6,489	4,623

Gross Profit	16,903	22,673	18,972
Internet Games	12,707	18,876	16,146
Mobile Games	1,072	2,297	1,762
WVAS	3,124	1,500	1,064

Gross Margin	44%	49%	46%
Internet Games	54%	57%	54%
Mobile Games	40%	42%	33%
WVAS	26%	19%	19%

Revenues

Total revenues for the third quarter of 2016 were US$40.97mn, an 11.61% decrease from the second quarter of 2016 but a 6.19% increase from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$29.95 mn in the third quarter of 2016, a 9.04% decrease from the second quarter of 2016 but a 26.14% increase from the same period last year.

For the third quarter of 2016, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.14 mn and aggregated monthly paying accounts (“APAs”) of 340k with monthly average revenue per user (“ARPU”) of RMB 192.

	Three Months Ended
	September 30, 2015		June 30, 2016		September 30, 2016
MAU	1, 813	k	2,410	k	2,144	k
APA	307	k	389	k	340	k
ARPU	160		181		192

Internet game revenues made up 73.1% of total revenues in the third quarter of 2016.

Mobile Games Revenues

Total mobile game revenues were US$5.33 mn, a 1.86% decrease from the second quarter of 2016 but a 98.92% increase from the same period last year. The increase in mobile game revenues was due to the newly launched mobile games in the Chinese domestic market and overseas.

Total mobile game revenues made up 13.0% of total revenues in the third quarter of 2016.

WVAS Revenues

WVAS revenues were US$5.69 mn, a 28.81% decrease from the second quarter of 2016 and a 53.21% decrease from the same period of last year.

WVAS made up 13.9% of total revenues in the third quarter of 2016.

Gross Profit

Total gross profit for the third quarter of 2016 was US$18.97 mn, a 16.32% decrease from gross profit in the second quarter of 2016 but a 12.25% increase from gross profit in the same period last year.

Total gross margin was 46.3% in the third quarter of 2016 compared to gross margins of 48.9% in the second quarter of 2016.

Internet Game Gross Profit

Internet game gross profit was US$16.15 mn, a 14.46% decrease from gross profits in the second quarter of 2016 but a 27.07% increase from gross profit in the same period last year. Internet game gross margin was 53.9% compared to 57.3% in the second quarter of 2016.

Mobile Game Gross Profit

Mobile games gross profit was US$1.76 mn, a 23.29% decrease from the second quarter of 2016 but a 64.37% increase from the same period last year. Mobile games gross margin was 33.1% compared to 42.3% in the second quarter of 2016.

WVAS Gross Profit

WVAS gross profit was US$1.06 mn, a 29.07% decrease from the second quarter of 2016 and a 65.94% decrease from the same period last year. WVAS gross margin was 18.7% compared to 18.8% in the second quarter of 2016.

Operating Expenses

Total operating expenses in the third quarter of 2016 were US$15.10 mn compared to US$18.68 mn in the second quarter of 2016.

Product development expenses in the third quarter of 2016 were US$5.47 mn compared to US$5.61 mn in the second quarter of 2016.

Sales and marketing expenses in the third quarter of 2016 were US$6.63 mn compared to US$9.12 mn in the second quarter of 2016. Sales and marketing expenses decreased primarily due to the decreased promotion activities of some of our Internet games in the third quarter.

General and administrative expenses in the third quarter of 2016 were US$3.00 mn compared to US$2.23 mn in the second quarter of 2016.

The Company’s total headcount in the third quarter of 2016 was 837 staff compared to 822 staff at the end of the second quarter of 2016.

Earnings

US GAAP net income and diluted income per ADS were US$5.34 mn and US$ 0.11, respectively. Non-GAAP net income and diluted income per ADS were US$6.17 mn and US$ 0.13, respectively.

Total ADS on a diluted basis outstanding during the third quarter of 2016 were 47.30 mn, compared to 47.32 mn outstanding during the second quarter of 2016.

For the purpose of earnings per share calculation	Number during three months ended June 30, 2016	Number during three months ended September 30, 2016
ADS (in mns)	47.10	47.10
Add: Dilution impact from options and nonvested shares	0.18	0.17
Warrants issued to business partners	0.04	0.03
ADS on diluted basis	47.32	47.30

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter from Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$8.56 in cash per American depositary share (the “ADS”, each representing forty ordinary shares) (the “Going Private Proposal”).

On July 8, 2015, the Company announced that the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Hope Ni and Xiaolong Li, and delegated to the Special Committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the Going Private Proposal. Ms. Ni is serving as the chair of the Special Committee.

On November 3, 2015, the Company announced that the Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisors and Skadden, Arps, Slate, Meagher & Flom as its legal counsel in connection with its review and evaluation of the Going Private Proposal.

On August 25, 2016, the Company announced the Board received a revised non-binding proposal letter, dated August 25, 2016, from Mr. Leilei Wang, and IDG-Accel China Growth Fund II L.P., who, together with certain other parties, formed a buyer group (the "Buyer Group") to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$7.18 in cash per ADS, or approximately US$0.1795 per ordinary share.

On December 1, 2016, following the unanimous recommendation of the Special Committee and the approval by the Board, the Company entered into a definitive agreement and plan of merger (the "Merger Agreement") with affiliates of the Buyer Group. Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $0.18875 in cash, and each ADS will be cancelled in exchange for the right to receive $7.55 in cash, except for shares owned by certain affiliates of the Buyer Group and dissenting shares.

The merger is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of holders of ordinary shares representing at least two-thirds of the voting power of the ordinary shares present and voting in person or by proxy at a meeting of the Company's shareholders convened to consider the approval of the Merger Agreement and the merger.

The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and live webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Monday, December 5, 2016 (8:30 AM Beijing/Hong Kong time, Tuesday, December 6, 2016).

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 24978558

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until December 13, 2016(EST):

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Huawei

Public Relations

Tel.: (+86-10) 88576000

E-mail: lihuawei@kongzhong.com

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2016	2016

Revenues	38,579	46,348	40,969
Cost of revenues	21,676	23,675	21,997
Gross profit	16,903	22,673	18,972

Operating expenses
Product development	5,772	5,605	5,471
Sales and marketing	5,198	9,121	6,627
General and administrative	2,202	2,230	3,000
Recognition of prepaid license fees of games	-	1,716	-
Total operating expenses	13,172	18,672	15,098

Government subsidy	265	121	367

Income from operations	3,996	4,122	4,241

Interest income	1,158	2,337	2,269
Interest expense	(281)	(397)	(511)
Impairment loss on long-term investments	-	(1,972)	-
Exchange loss	(557)	(81)	(67)
Income before income tax expense, loss on equity method investments	4,316	4,009	5,932
Income tax expense	(142)	(201)	(191)
Loss on equity method investments, net of income tax	(273)	(414)	(404)
Net income	3,901	3,394	5,337

Earnings per ADS, basic	0.08	0.07	0.11
Earnings per ADS, diluted	0.08	0.07	0.11
Weighted average ADS outstanding (million)	46.78	47.10	47.10
Weighted average ADS used in diluted EPS calculation (million)	47.21	47.32	47.30
Net income	3,901	3,394	5,337
Other comprehensive loss	(40,333)	(10,614)	(2,451)
Total comprehensive (loss) income	(36,432)	(7,220)	2,886
Less: Comprehensive loss attributable to non-controlling interest	-	(21)	(47)
Total comprehensive (loss) income attributable to KongZhong Corporation	(36,432)	(7,199)	2,933

    KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of September 30,	As of June 30,	As of September 30,
	2015	2016	2016
Assets
Current assets
Cash and cash equivalents	33,139	64,972	57,749
Term deposits	26,047	124	16,087
Available-for-sale securities	52,563	24,970	24,284
Held-to-maturity securities	17,083	50,706	45,938
Accounts receivable (net)	24,235	27,357	19,665
Restricted cash	18,230	65,297	67,955
Other current assets	71,209	75,980	76,297
Total current assets	242,506	309,406	307,975

Non-current assets
Rental deposits	1,385	1,430	1,501
Intangible assets (net)	13,392	10,310	11,202
Property and equipment (net)	5,078	3,651	3,493
Long-term investments	3,844	4,611	12,308
Goodwill	86,553	82,991	82,442
Restricted cash	40,872	17,795	-
Total non-current assets	151,124	120,788	110,946
Total assets	393,630	430,194	418,921

Liabilities and Shareholders' Equity
Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $23,579, $21,659 and $17,316 as of September 30, 2015, June 30, 2016 and September 30, 2016, respectively)	23,590	21,677	17,329
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $15,078 and $14,973 as of September 30, 2015, June 30, 2016 and September 30, 2016, respectively)	7,534	65,040	64,935
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,831, $12,181 and $5,229 as of September 30, 2015, June 30, 2016 and September 30, 2016, respectively)	2,860	12,210	5,258
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $8,636, $19,426 and $15,764 as of September 30, 2015, June 30, 2016 and September 30, 2016, respectively)	16,673	24,691	21,790

Total current liabilities	50,657	123,618	109,312

Non-current Liabilities
Long-term bank loan (including long-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of September 30, 2015, June 30, 2016 and September 30, 2016, respectively)	42,429	-	-
Total liabilities	93,086	123,618	109,312

Total KongZhong Corporation shareholders’ equity	300,544	306,597	309,677
Non-controlling interest	-	(21)	(68)
Shareholders’ equity	300,544	306,576	309,609
Total liabilities and shareholders’ equity	393,630	430,194	418,921

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Nine Months Ended
	September 30,	September 30,
	2015	2016
Cash Flows From Operating Activities
Net income (loss)	(22,326)	34,334
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,752	4,338
Loss on disposal of property and equipment	50	-
Gain on sale of available-for-sale securities	-	(19,781)
Imputed interest on long-term liabilities	140	-
Loss on equity method investments	419	1,365
Share-based compensation	702	388
Impairment loss on intangible assets	35,210	230
Impairment loss on long-term investments	-	1,972
Changes in operating assets and liabilities	(8,597)	(3,171)
Net Cash Provided by Operating Activities	14,350	19,675

Cash Flows From Investing Activities
Purchase of term deposits	(9,989)	(16,053)
Proceeds from disposal of term deposits	815	24,944
Acquisition of equity method investment	(1,881)	-
Acquisition of cost method investment	-	(920)
Temporary advances	(3,264)	-
Purchase of held-to-maturity securities	(50,239)	(81,363)
Purchase of available-for-sale securities	(27,127)	(2,088)
Proceeds from disposal of available-for-sale securities and dividend received	2,129	25,957
Proceeds from disposal of held-to-maturity securities	56,882	60,874
Purchase of property and equipment	(1,837)	(642)
Purchase of intangible assets	-	(300)
Addition of restricted cash	(8,145)	(27,729)
Release of restricted cash	9,989	16,053
Acquisition of subsidiaries	-	(37)
Loans to equity method investee	(28,860)	(20,523)
Loan repayment from third party	3,201	13,300
Loan repayment from equity method investee	-	6,434
Loan to related party	-	(3,393)
Loan repayment from related party	-	626
Loan to third party	(25,003)	-
Net Cash Used in Investing Activities	(83,329)	(4,860)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	618	81
Deferred payments for intangible assets	(10,396)	(10,158)
Proceeds from bank borrowing	7,534	15,324
Net Cash (Used in) Provided by Financing Activities	(2,244)	5,247

Effect of foreign exchange rate changes	(731)	(617)

Net (decrease) increase in Cash and Cash Equivalents	(71,954)	19,445
Cash and Cash Equivalents, Beginning of Period	105,093	38,304
Cash and Cash Equivalents, End of Period	33,139	57,749

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, impairment of intangible assets, investment impairment loss, as well as recognition of prepaid license fees for games are adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2015	2016	2016

GAAP net income	3,901	3,394	5,337
Share-based compensation	234	122	122
Amortization of intangibles	403	779	708
Impairment loss on intangible assets	-	230	-
Investment impairment loss	-	1,972	-
Recognition of prepaid license fees for games	-	1,716	-
Non-GAAP net income	4,538	8,213	6,167

Weighted average ADS used in diluted EPS calculation (million)	47.21	47.32	47.30
Non-GAAP diluted net income per ADS	0.10	0.17	0.13